QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.21

News Release
May 15, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE REPORTS FINANCIAL RESULTS FOR THE
THREE MONTHS ENDED MARCH 31, 2000

    Carpinteria, CA—May 15, 2000—Turbodyne Technologies Inc. (EASDAQ:TRBD) today reported financial results for the three months period ended March 31, 2000.

    In December 1999, the Company sold substantially all of the assets of Pacific Baja pursuant to an order of the U.S. Bankruptcy Court. Pacific Baja accounted for substantially all of the Company's sales on a consolidated basis for the twelve months ended December 31, 1999. Accordingly, Pacific Baja's results of operations for the first quarter of 1999 are no longer reported or discussed in the comparative analysis.

    Net sales for the three months ended March 31, 2000 increased to $268,000 compared to $103,000 for the same period in 1999, an increase of 165,000 or 160%. This increase is attributed to the substantial increase in sales to Detroit Diesel.

    Gross profit for the three months ended March 31, 2000 decreased to $14,000, or 5% of sales, from $21,000, or 20% of sales, for the same period in 1999, a decrease of $7,000, or 33%. This decrease in gross profit is attributed to the change in the method of applying overhead and labor to cost of goods sold.

    Selling, general and administrative expenses for the three months ended March 31, 2000 decreased to $852,000 from $2,718,000 for the same period in 1999, a decrease of $1,866,000 or 69%. The decrease in selling, general and administrative expenses as a percent of sales is a result of staff reductions implemented by management, and the substantial increase in sales.

    Research and development costs for the three months ended March 31, 2000 increased to $1,246,000 from $1,171,000 for the same period in 1999, an increase of $75,000 or 6%. This increase is a result of an increase in research and development necessary for the Joint Development Project with Honeywell.

    Net loss for the three months ended March 31, 2000 was $2,118,000 compared to $3,761,000 for the same period in 1999. This improvement is the result of reduced costs of selling, general and administrative expenses as discussed in more detail in the Company's Quarterly Report on Form 10-Q.

    In 1999, the Company entered into joint development, licensing, supply and royalty agreements with Honeywell Turbocharging Systems, a leading turbocharger manufacturer, under which the Company and Honeywell will jointly continue the development for mass production of the TurbopacTM and DynachargerTM product lines. In the first three months of 2000, the Company and Honeywell delivered one prototype of the DynachargerTM to an automotive manufacturer. Revenue under these agreements in 1999 and the first three months of 2000 was minimal.

    In 2000, the Company also continued low volume production and limited sales of the TurbopacTM 2500 model pursuant to its contract with Detroit Diesel Corporation, a major global diesel engine producer. The contract with Detroit Diesel Corporation is presently the main source of sales of Turbodyne's products. Aside from this contract, the Company is largely dependent on its ability to raise funds for its working capital and research and development through financings. The report of Turbodyne's independent auditor notes that there is substantial doubt about the Company's ability to continue as a going concern.

    On March 3, 2000, the US Secretary of Energy announced that the United States Department of Energy will be awarding approximately $5 million this fiscal year to seven teams for the development of hybrid propulsion systems and advanced components to reduce fuel consumption and emissions from truck diesel engines. Four of these teams will develop advanced fuel and emissions components. They will match Energy Department funding at a one-to-three ratio. The Company, Honeywell and Navistar have jointly been selected to develop an electrically assisted turbocharger (EAT) for improved vehicular response, reduced fuel consumption and lower emission levels.

    The Company intends to file its Quarterly Report on Form 10-Q for the first quarter of 2000 today with the US Securities and Exchange Commission via the Edgar system and with the Market Authority of EASDAQ.

    Turbodyne Technologies Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines plus the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies Inc.'s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance—Investor Relations, Ken Fitzpatrick (800) 566-1130
European Investor Relations, Markus Kumbrink +49-69-975-44-665

QuickLinks

TURBODYNE REPORTS FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2000